

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2023

Sue Gove
Chief Executive Officer
BED BATH & BEYOND INC
650 Liberty Avenue
Union, NJ 07083

Re: BED BATH & BEYOND INC
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed March 31, 2023
File No. 000-20214

Dear Sue Gove:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Christian O. Nagler